
FEB 2 7 2014

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52570

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2013__ AND ENDING __December 31, 2013__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Stratton Capital Management, Ltd.**

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

575 Madison Avenue
(No. and Street)

New York, NY   **10022**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael J. Manning   **212 605-0575**
                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ives & Sultan, LLP
(Name – if individual, state last, first, middle name)

100 Crossways Park Dr. W.   **Woodbury, NY 11797**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

KW
3/10/14

14046585

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
3/14/14

OATH OR AFFIRMATION

I, _____ Michael J. Manning _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Stratton Capital Management, Ltd. _____, as of _____ December 31 _____, 20 13 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (d) Statement of Income/Loss.
☒ (d) Statement of Changes in Financial Condition. Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STRATTON CAPITAL MANAGEMENT, LTD.
FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013 AND 2012

TABLE OF CONTENTS

IVES & SULTAN, LLP
Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012   516-496-9500 Fax: 516-496-9508

INDEPENDENT AUDITORS' REPORT

Michael Manning, President
Stratton Capital Management, Ltd.
New York, New York

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Stratton Capital Management, Ltd. (the Company) as of December 31, 2013, and 2012 and the related statements of income (loss), changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

January 29, 2014   <u>Page-1</u>

Opinion

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Stratton Capital Management, Ltd., as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III and IV is fairly stated in all material respects in relation to the financial statements as a whole.

IVES & SULTAN, LLP
Certified Public Accountants
Woodbury, New York

January 29, 2014

STRATTON CAPITAL MANAGEMENT, LTD.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

	2013	2012

ASSETS

Current Assets				
Cash and Cash Equivalents (Note 1b)	$	75,908	$	94,255
Accounts Receivable		21,500		59,000
Prepaid Expenses		13,601		15,538
		111,009		168,793
Property and Equipment - Net of Accumulated Depreciation		6,379		10,038
TOTAL ASSETS	$	117,388	$	178,831

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities				
Accounts Payable and Accrued Expenses	$	23,919	$	30,646
Stockholder's Equity				
Capital Stock (.01 Par Value 1,000 Shares Authorized Issued and Outstanding)		10		10
Paid-in Capital		355,383		124,199
Retained Earnings (Deficit)		(261,924)		23,976
Total Stockholder's Equity		93,469		148,185
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	117,388	$	178,831

STRATTON CAPITAL MANAGEMENT, LTD.
RELATED STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31,

	2013	2012
Revenues:		
Commissions	$ 116,911	$ 239,349
Interest and Dividends	-	52
Total Revenues	116,911	239,401
Expenses:		
Officer Salary	-	106,000
Office Salaries	74,421	102,289
Payroll Taxes	6,795	16,940
Office Rent and Utilities	155,078	173,015
Pension Expense	-	175
Office Expense	19,313	38,602
Telephone and Communications	13,171	12,876
Consulting	8,497	11,680
Computer Expense	6,379	6,156
Dues, Licenses and Fees	13,389	14,217
Professional Fees	56,101	35,441
Insurance	10,184	19,555
Travel and Entertainment	35,824	49,904
Depreciation and Amortization	3,659	4,032
Total Expenses	402,811	590,882
Loss before Income Taxes	(285,900)	(351,481)
Provision for Income Taxes	-	1,059
Net Loss	(285,900)	(352,540)
Retained Earnings - Beginning	23,976	376,516
Retained Earnings (Deficit) - Ending	$ (261,924)	$ 23,976

See accountants' audit report and accompanying notes to financial statements.

STRATTON CAPITAL MANAGEMENT, LTD.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2013	2012
Cash flows from operating activities:		
Net loss	$ (285,900)	(352,540)
Adjustments to Reconcile Net Income to Net Cash Used in		
Operating Activities:		
Depreciation and Amortization	3,659	4,032
(Increase) Decrease in Assets:		
Accounts Receivable	37,500	192,100
Prepaid Expenses	1,937	1,450
Increase (Decrease) in Liabilities:		
Accounts Payable and Accrued Expenses	(6,728)	9,321
Net Cash Used in Operating Activities	(249,532)	(145,637)
Cash Flows From Financing Activities:		
Capital Contributed	231,184	49,000
Net Decrease in Cash and Cash Equivalents	(18,348)	(194,637)
Cash and Cash Equivalents - At Beginning	94,256	190,892
Cash and Cash Equivalents - At End	$ 75,908	94,256
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Period for:		
Taxes	$ 300	1,059
Interest	-	-

1. **Summary of Significant Accounting Policies**
   a. Type of Organization
   Stratton Capital Management, Ltd. ("Stratton"), a Delaware Corporation was incorporated on January 21, 1999. Stratton was issued a broker/dealer license on November 29, 2000 by the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

   Stratton was organized to sell private placement and related programs to qualified investors.

   Stratton Capital Management does not maintain any customer accounts, as defined by Rule 15c3-3 of the Securities and Exchange Commission. Stratton is therefore exempt from Rule 15c3-3 in accordance with subparagraph (k)(2)(i) thereof.

   b. Cash and Cash Equivalents
   For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

   c. Use of Estimates
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

   d. Income Taxes
   Effective June 30, 1999 the stockholders elected to treat the Company as a small business corporation ("S" Corporation) for income tax purposes as provided in Section 1372 of the Internal Revenue Code and applicable states statutes. Accordingly, the corporate income or loss is passed through to the stockholders who are responsible for the tax on their personal income tax returns. No provision is therefore necessary for Federal income taxes. The City of New York does not recognize the "S" election and consequently, does assess tax at the corporate level. The provision for New York City taxes on income for the years ended December 31, 2013 and 2012 are $0 and $1,059, respectively.

   The Company is subject to income tax examination from 2010 thru the current period. The Company has not taken any uncertain tax positions and has not accrued any tax liabilities that may result from an income tax audit.

   The Company has adopted new accounting guidance as codified in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, Income Taxes (Formerly FIN 48), regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in financial statements. Tax positions that are not more likely than not to be sustained upon examination by a taxing authority based on the technical merit of the position would result in a current year expense or the absence of a benefit, as appropriate for the tax position. The adoption of this guidance did not have an impact on the Company's financial position or result of operations. The management of the Company has concluded that there are no uncertain tax positions that would require recognition in the Company's financial statements. Generally, tax authorities can examine tax returns filed for the last three years.

1. **Summary of Significant Accounting Policies (Continued)**

d. Income Taxes (continued)
The Company has New York City net operating losses which will be carried forward into future years. The Details are as follows:

Amount	Year of Loss	Expiration
105,092	2010	2030
104,224	2011	2031
350,470	2012	2032
279,312	2013	2033

e. Subsequent Events
Management has evaluated subsequent events through January 29, 2014, the date that the financial statements were available to be issued. No significant material subsequent events have been identified that would require adjustment of or disclosure in the accompanying financial statements.

2. **Property and Equipment**

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to expenses as incurred.

Depreciation of assets is provided on the straight-line method over the estimated useful lives of the assets, which is from three to seven years.

	Estimated Useful Lives	2013	2012
Computer Equipment	5 Years	$23,860	$23,860
Furniture and Fixtures	7 Years	5,054	5,054
		28,914	28,914
Less: Accumulated Depreciation		22,535	18,876
		$ 6,379	$10,038

Depreciation expense for the years ending December 31, 2013 and 2012 is $3,659 and $4,032 respectively.

3. **Concentration of Credit Risk**

The Company's financial instruments that are exposed to the concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its cash and temporary cash investments with high credit quality institutions. At times such investments may be in excess of the FDIC insurance limited. As of the balance sheet dates the Company's cash exposure in excess of the FDIC insurance limits is $0. The Company routinely assesses the financial strengths of its customers and, as a consequence believes that its trade accounts receivable credit risk exposure is limited.

In 2013 and 2012, the three largest customers accounted for 99% of sales.

4.   Related Party Transactions

The company rents space from 985 Fifth Avenue, the home office of its sole shareholder for $50,000 and $54,000 for the years ended December 31, 2013 and 2012 respectively. The lease is a month-to-month lease.

5.   Net Capital Requirements

Stratton is subject to the Securities and Exchange Commission Uniform Net Capital Rule
(rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1), At December 31, 2013 and 2012, Stratton had net capital of $51,989 and $63,609 which was $46,989 and $58,609 in excess of the net required capital of $5,000.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
NET CAPITAL		
Total Assets	$ 117,388	$ 178,831
Less: Total Liabilities	23,919	30,646
Net Worth	93,469	148,185
Deductions and/or Charges		
Non-allowable Assets:		
Accounts Receivable	21,500	59,000
Prepaid Expenses -Other	13,601	15,538
Property and Equipment (Net of depreciation)	6,379	10,038
Total Deductions and/or Charges	41,480	84,576
Net Capital	$ 51,989	$ 63,609
Aggregate Indebtedness		
Items Included in Statement of Financial Condition:		
Accounts Payable and Accrued Expenses	23,919	30,646
Total Aggregate Indebtedness	23,919	30,646
Minimum Net Capital required (Based on Aggregate Indebtedness)	1,595	$ 2,043
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	5,000	5,000
Excess Net Capital	46,989	58,609
Excess Net Capital at 1,000 percent	45,989	57,609
Ratio: Aggregate indebtedness to Net Capital	46.01	
		48.18
Ratio: Aggregate indebtedness Debt to Debt Equity	-	-

RECONCILIATION WITH STRATTON CAPITAL MANAGEMENT, LTD.		
Net Capital, as reported in Company's Part II (Unaudited) Focus Report	44,789	55,918
Audit Adjustment to Record Additional Liabilities	-	7,691
Audit Adjustment to Reverse Liability Incorrectly Accrued	7,200	-
Net Capital Per Above	$ 51,989	$ 63,609



As Stratton Capital Management, Ltd. does not hold customer accounts, this schedule is not applicable.

STRATTON CAPITAL MANAGEMENT, LTD.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
YEARS ENDED DECEMBER 31,

		2013	2012
1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.)	$0	$0
	A. Number of items	0	0
2.	Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3	$0	$0
	A. Number of items	0	0



As Stratton Capital Management, Ltd. does not hold customer accounts, this schedule is not applicable.

INDEPENDENT ACCOUNTANTS' REPORT

ON INTERNAL CONTROL

AS OF DECEMBER 31, 2013 AND 2012

IVES & SULTAN, LLP
Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012   516-496-9500 Fax: 516-496-9508

INDEPENDENT ACCOUNTANTS REPORT ON INTERNAL CONTROLS

Michael Manning, President
Stratton Capital Management Inc.
New York, New York

In planning and performing our audit of the financial statements of Stratton Capital Management, Ltd. (the Company) as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study on the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily indentify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

IVES & SULTAN, LLP
Certified Public Accountants
Woodbury, New York

January 29, 2014

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING

AGREED-UPON PROCEDURES RELATED TO AN

ENTITY'S SIPC ASSESSMENT RECONCILIATION

AS OF DECEMBER 31, 2013 AND 2012

Michael Manning, President
Stratton Capital Management, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2013 to December 31, 2013, which were agreed to by Stratton Capital Management, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and solely to assist you and the other specified parties in evaluating Stratton Capital Management, Ltd.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Stratton Capital Management, Ltd.'s management is responsible for the Stratton Capital Management, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in Form SIPC-7 for the period January 1, 2013 to December 31, 2013.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Ives & Sultan LLP
Certified Public Accountants
Woodbury, New York

January 29, 2014

IVES & SULTAN, LLP
Certified Public Accountants

STRATTON CAPITAL MANAGEMENT, LTD.
SEC FILE NUMBER 52570
SCHEDULE OF ASSESSMENT PAYMENTS SIPC
FOR THE ASSESSMENT PERIOD JANUARY 1, 2013 TO DECEMBER 31, 2013

SIPC-7- General Assessment $ 391

Less amounts paid to SIPC:

    July 30, 2013   197
    January 31, 2014   194

Total Payments $ 391

SIPC-7- General Assessment $ 598

Less amounts paid to SIPC:

    June 30, 2012   172
    January 31, 2013   426

Total Payments $ 598